FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	January 24, 2008	WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL
VIA EDGAR SYSTEM AND OVERNIGHT MAIL		CLIENT/MATTER NUMBER 083697-0101

U.S. Securities and Exchange Commission
Attention: Ellie Quarles
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Integrys Energy Group, Inc. Definitive 14A Filed April 5, 2007 File No. 1-11337

Ladies and Gentlemen:

        On behalf of our client, Integrys Energy Group, Inc. (the “Company”), a Wisconsin corporation, set forth below are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 7, 2007, with respect to the above-referenced definitive Proxy Statement (the “Proxy Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses (in regular type).

Key Components of the Executive Compensation Program, page 40

    1.        We note your response to comment 8 in our letter dated August 21, 2007 and we reissue that comment.

Response:

        After several conversations with the Staff, the Staff indicated that the Company’s response in its letter to the Staff dated October 15, 2007 was sufficient, and the Staff withdrew this comment. The response from the October 15 letter is set forth below for your convenience:

“As noted in Item 5 above, the Committee looks at competitive market data on similarly-sized companies in the utility/energy services industry, based on revenue size and adjusted for gas trading revenues (the “utility industry survey group”) and in the broader United States industrial executive talent market, based on revenue size (the “general industry survey group”). The Committee also reviewed competitive market data relating to 66 companies in determining target payouts related to the Company’s non-regulated subsidiary (the “energy marketing and trading data survey group”). In determining the number of performance shares to award, the Committee makes a relative comparison of the Company’s total shareholder return (“TSR”) against a peer group of over 60 energy/utility companies (the “performance share peer group”).

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
January 24, 2008

With respect to the utility industry survey group, the general industry survey group and the energy marketing and trading data survey group, the individual company data about the companies comprising the survey groups does not materially impact how the Committee determines the compensation levels for the NEOs. Instead, it is the data taken as a whole that informs the Committee in determining the compensation levels for the NEOs and the elements of the compensation. This is also true for the performance share peer group. While the TSR of each of the companies in the performance share peer group is taken into consideration, it is the TSR of the performance share peer group as a whole that is the measuring stick against which the Company’s TSR is measured.

Given this fact, the Company respectfully believes that disclosure of the companies comprising the utility industry survey group, the general industry survey group, the energy marketing and trading data survey group and the performance share peer group is not material information that is necessary to an investor’s understanding of the Company’s executive compensation policies and decisions regarding the NEOs. Further, given the large size of these survey groups (97 companies in the utility industry survey group, over 900 companies in the general industry survey group, 66 companies in the energy marketing and trading data survey group and over 60 companies in the performance share peer group), the Company believes that a listing of all of these companies would result in too much detail that would confuse investors rather than provide them with material information about the Company’s compensation objectives and policies for the NEOs.

The Committee uses the survey and peer groups and data that it deems necessary or appropriate to ensure that the Company’s executive compensation program will achieve its desired goals. For example, base salary is based on competitive market data from the utility industry survey group because the Committee believes this is the survey group that best indicates appropriate base salaries for the NEOs, while the determination of the number of performance shares to be granted is based on a comparison of the Company’s TSR against the TSR of the performance share peer group because the Committee believes this particular peer group most accurately provides a comprehensive representation of the utility industry’s long-term incentive compensation practices.

In future filings, the Company will more clearly explain why it uses different peer and survey groups and survey data for different elements of compensation.”

U.S. Securities and Exchange Commission
January 24, 2008

    2.       We note your response to comment 9 in our letter dated August 21, 2007 and we reissue that comment with respect to the operational and financial performance goals for the executive incentive plan for 2006. Please provide an analysis that provides specific examples of how disclosure of each item of information would cause you competitive harm.

Response:

        In comment 9 in your letter dated August 21, 2007, you requested that we provide quantitative or qualitative disclosure of the operational and financial performance goals for our executive incentive plan for 2006 or, to the extent we believed disclosure was not required because it would result in competitive harm, a detailed explanation for our conclusion. You have reissued that comment. In response, we first note that we believe this disclosure is not material information that is necessary to an understanding of our compensation arrangements, as discussed more fully below, and second, we set forth below a detailed explanation of our belief that this disclosure would cause us competitive harm.

        First, we respectfully submit that the specific operational and financial performance measures for the executive incentive plan for 2006 are not “material information that is necessary to an understanding” of our policies and decisions regarding our compensation arrangements for our named executive officers. See Instruction 1 to Item 402(b). As noted in the Staff Observations in the Review of Executive Compensation Disclosure, under Item 402(b), performance measures need be disclosed only “[i]f a company determines they are material.”

        We believe that the specific performance measures for the executive incentive plan for 2006 are not material to an understanding of our executive compensation disclosure because they would not enhance an investor’s understanding of the likelihood of any given payout level being achieved under the plan. Under our 2006 executive incentive plan for our named executive officers at our holding company level, 12 different performance measures were used to evaluate performance. Of these 12 different performance measures, 11 were operational performance measures. The 11 operational performance measures under the plan were the following:

•	electric outage system reliability,

•	gas response time system reliability,

•	market effectiveness of energy supply operations,

•	safety incident rate,

•	workers compensation costs,

•	residential customer value survey results,

•	commercial and industrial customer value survey results,

•	agricultural customer value survey results,

•	total electric retail rate levels,

•	gas-average distribution cost,

U.S. Securities and Exchange Commission
January 24, 2008

•	employee diversity for external new hires, and

•	employee diversity for positions above a certain pay grade.

        The lone financial performance measure under the plan was our net income at the holding company level. For our named executive officers at our non-regulated subsidiary level, there were two performance measures used to evaluate performance: our net income at the holding company level and the net income of the non-regulated subsidiary.

        Accordingly, for both categories of named executive officers, any given payout level – threshold, target or superior – can be achieved based on a variety of performance levels for a given measure. For example, assuming that the net income at the holding company level is at the target level and that the target level for each operational performance measure other than the two system reliability measures (electric outage and gas response time) has been achieved, then target payout could be achieved if performance against the electrical outage measure were below the target level but performance against the gas response time measure were above the target level. As a result, disclosing the target for any individual performance measure does not paint a complete picture of the likelihood of any given payout level being achieved under the plan.

        Second, we respectfully submit that disclosure of the operational and financial performance measures for the executive incentive plan would likely cause competitive harm to us and, by extension, cause harm to our shareholders. Instruction 4 to Item 402(b) of Regulation S-K indicates that “[r]egistrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee . . . the disclosure of which would result in competitive harm for the registrant.” Instruction 4 further indicates that the standard to use in determining whether disclosure would cause competitive harm is the standard applied under 17 C.F.R. §§ 230.406 and 240.24b-2, both of which incorporate the criteria for non-disclosure of 17 C.F.R. § 200.80, the rule adopted by the Securities and Exchange Commission under the Freedom of Information Act (5 U.S.C. § 552(b)(4)). This standard requires that the entity seeking confidential treatment must show that it actually faces competition and that substantial competitive injury would likely result from disclosure, but does not require that an “actual adverse effect on competition . .. . be shown.” National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 683 (D.C. Cir. 1976).

        As noted in our Form 10-K under “Regulated Electric Operations – Other Matters —Competition,” “Regulated Natural Gas Operations – Other Matters – Competition,” and “Nonregulated Energy Services – Other Matters – Competition,” the regulated energy industry and non-regulated energy industry are highly competitive. If our vendors and competitors gained access to our perceptions of our immediate past operational and financial performance (in the case at hand, our perception of our performance in 2006) and beliefs relating to our future operational and financial performance, they would be able to perceive our strategies and financial position, placing us at a disadvantage in negotiating favorable terms or arrangements with our vendors and giving our competitors insights to our financial performance and position that they would not otherwise have. This tactical disadvantage could result in poorer negotiation outcomes for us, resulting in higher costs to us. It could negatively affect our ability to compete in the marketplace by reducing our ability to expand our business, which in turn would negatively impact our revenue and the interests of our investors. See Burke Energy Corp. v. Department of Energy, 583 F. Supp. 507, 512 (D. Kan. 1984).

U.S. Securities and Exchange Commission
January 24, 2008

        The disclosure of our performance measures, moreover, could result in misleading signals to our vendors, competitors and customers on our financial position, causing competitive harm. The failure to achieve a performance measure at the superior level, for example, would not reflect on our financial soundness because the measure is intended to correlate to performance at a level above mere financial stability. Such a failure, however, could be perceived as an adverse reflection on our financial stability and our ability to continue to service our customers and perform our obligations under existing or future agreements. A perception that we had underperformed could be used to our detriment by vendors and competitors. As such, concerns about perceptions of our short-term performance could influence the determination of how aggressively to set the performance measures, even though such concerns would not normally be a factor in setting performance measures that are designed to encourage long-term positive performance by our named executive officers.

        In addition, the disclosure of our performance measures could result in misleading signals to our investors and the marketplace in general because we provide diluted earnings per share guidance, which is updated quarterly, that is based on assumptions and data that do not directly correlate with those used in setting the performance measure for the executive incentive plan related to our net income at the holding company level.

        Disclosure of our operational performance measures could also result in competitive harm in other ways. For example, if information about our hiring goals were released to competitors, it could be used by them to “benchmark” against us or as a recruiting tool. This would likely result in competitive harm to us because we are heavily dependent on a well-trained workforce for our success in the market, and we compete with other companies for qualified employees. If competitors knew what our specific measures were they could more easily design a competing compensation package for our executives. Likewise, disclosure of confidential reliability, safety, survey, rate and distribution cost targets could permit competitors to benchmark their performance specifically against our company specific data, giving them a strategic advantage. Benchmarking is a significant management improvement tool that is widely used in the energy industry. Normally, companies in the energy industry have access to benchmark data that does not disclose any company specific data. If our competitors have access to our company specific data, then they will have a strategic advantage over us. As such, concerns about this strategic advantage could influence the types of metrics that are used as performance measures, when normally the only factor in determining the metrics to be used is whether or not that metric is a key business metric that will encourage positive long-term performance by our named executive officers.

        In the future, if we do not disclose our performance measures because such disclosure would cause competitive harm, then we will ensure that we discuss in a clear and concise manner how difficult it will be for the named executive officer or how likely it will be for the company to achieve the undisclosed performance measures.

*  *  *

U.S. Securities and Exchange Commission
January 24, 2008

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5668 or my colleague, Peter Fetzer, at (414) 297-5596.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba